EXHIBIT 12

HERSHEY FOODS CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in thousands of dollars except for ratios)
(Unaudited)

	For the Six Months Ended
	June 29, 2003	June 30, 2002
Earnings:

Income before income taxes	$267,048	$237,271
Add (deduct):
Interest on indebtedness	31,551	32,238
Portion of rents representative of the
interest factor (a)	7,707	7,152
Amortization of debt expense	223	232
Amortization of capitalized interest	1,938	2,092

Earnings as adjusted	$308,467	$278,985

Fixed Charges:

Interest on indebtedness	$31,551	$32,238
Portion of rents representative of the
interest factor (a)	7,707	7,152
Amortization of debt expense	223	232
Capitalized interest	776	491

Total fixed charges	$40,257	$40,113

Ratio of earnings to fixed charges	7.66	6.95

NOTE:

(a)

Portion of rents representative of the interest factor consists of all rental expense pertaining to operating leases used to finance the purchase or construction of warehouse and distribution facilities, and one-third of rental expense for other operating leases.